UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-48509

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TrustFirst, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5908 Toole Drive, Suite A
(No. and Street)

Knoxville	TN	37919
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donald O. Taylor	865-583-7390	don@trustfirst.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – if individual, state last, first, and middle name)

174 Coldbrook Ct.	Lafayette	IN	47909
(Address)	(City)	(State)	(Zip Code)

02/14/2018	6479
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Donald O. Taylor_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __TrustFirst, Inc._____, as of __12/31_____, 2 _024__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

President & CEO

_Hyatt Holbrook_____

Notary Public

HYATT HOLBROOK
STATE OF TENNESSEE NOTARY PUBLIC
KNOX COUNTY

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

TrustFirst, Inc.

Report on Audit of
Financial Statements

December 31, 2024

THOMAS FAUST, CPA
Certified Public Accountant

TRUSTFIRST, INC.

TABLE OF CONTENTS



THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
TrustFirst, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of TrustFirst, Inc., as of December 31, 2024, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of TrustFirst, Inc. as of December 31, 2024 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TrustFirst, Inc.'s management. My responsibility is to express an opinion on TrustFirst, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to TrustFirst, Inc, in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of TrustFirst, Inc.'s financial statements. The supplemental information is the responsibility of TrustFirst, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, is fairly stated, in all material respects, in relation to the financial statements as a whole.



Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
March 30, 2025

TRUSTFIRST, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS

ASSETS

Cash and cash equivalents	$	121,424
Commissions receivable		33,927
Accounts receivable		13,107
Marketable securities		96,398
Other assets		42,994
TOTAL ASSETS	$	307,850

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	90,734
Payable to clearing agent	19
TOTAL LIABILITIES	90,753

STOCKHOLDER'S EQUITY

Common Stock (No Par Value, authorized 200,000 shares, 100,000 issued, 50,000 outstanding)	354,300
Additional Paid In Capital	315,925
Retained Deficit	(106,767)
Treasury Stock, 50,000 Shares at Cost	(346,361)
TOTAL STOCKHOLDER'S EQUITY	217,097
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 307,850

TRUSTFIRST, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUE

Commissions	$	135,328
12b-1 trail fees		142,262
Managed fee income		507,184
Investment income		49,715
Other income		20,006
TOTAL REVENUE		854,495

EXPENSES

Commissions and other compensation	639,785
Clearing Expense	45,208
Brokerage service expense	35,696
Occupancy	34,336
Professional fees	74,198
Other expenses	5,781
TOTAL EXPENSES	835,004

Net Income before income tax		19,491
Income tax benefit		21,971
NET INCOME	$	41,462

Earnings (Loss) per share of common stock	$	.83

TRUSTFIRST, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total
BEGINNING BALANCE	$ 354,300	$ 361,500	$ (346,361)	$ (148,229)	$ 221,210
Additional Paid In Capital	-	-	-	-	-
Stockholder Distribution		(45,575)	-	-	(45,575)
Net Income	-	-	-	41,462	41,462
ENDING BALANCE	$ 354,300	$ 315,925	$ (346,361)	$ (106,767)	$ 217,097

TRUSTFIRST, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	41,462
Adjustments to reconcile net income to net cash provided by		
operating activities:		
(Increase) decrease in operating assets:		
(Increase) decrease in commissions receivable		(10,243)
(Increase) decrease in accounts receivable		(13,107)
(Increase) decrease in marketable securities		16,081
(Increase) decrease in other assets		(34,189)
Increase (decrease) in operating liabilities:		
Increase (decrease) in accounts payable and accrued expenses		68,223
Increase (decrease) in payable to clearing agent		(1,477)
Net cash provided by operating activities		66,750

CASH FLOWS FROM FINANCING ACTIVITIES

Stockholder distribution		(45,575)
Net cash used in financing activities		(45,575)
NET INCREASE IN CASH AND CASH EQUIVALENTS		21,175
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		100,249
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	121,424

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES

Cash Paid During the Year for:		
Interest	$	-
Income Taxes	$	-